

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2019

John P. Love
President and Chief Executive Officer
United States 12 Month Natural Gas Fund, LP
United States Commodity Funds LLC
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596

> **Re: United States 12 Month Natural Gas Fund, LP**
> **S-1 filed March 28, 2019**
> **File No. 333-230583**

Dear Mr. Love:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kim McManus at 202-551-3215 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities